UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: ___________ to _________________

000-22537-01
(Commission File Number)

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
(Full title of the plan)

NATIONAL PENN BANCSHARES, INC.
P. O. Box 547
Philadelphia and Reading Avenues, Boyertown, PA 19512

(Name of issuer of the securities held pursuant
to the plan and the address of its principal executive office)

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

National Penn Bancshares, Inc.
Philadelphia and Reading Avenues - P. O. Box 547
Boyertown, Pennsylvania 19512

Attention: Gary L. Rhoads
Chief Financial Officer

With copies to:

H. Anderson Ellsworth, Esquire
Senior Vice President and Securities Counsel
National Penn Bank
P. O. Box 547
Boyertown, Pennsylvania 19512

NATIONAL PENN BANCSHARES, INC.

FORM 11-K

(1)
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for plan benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) and the Schedule of Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ GRANT THORNTON LLP
GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 25, 2005

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31
	2004	2003
ASSETS
Investments	$50,219,370	$37,453,319
Contributions receivable	3,148	22,094
Other receivables	0	48,514
Cash and cash equivalents	2,811,694	47,524
	$53,034,212	$37,571,451

LIABILITIES
Other	3,321,406	59,289
Total liabilities	3,321,406	59,289
Net assets available for plan benefits	$49,712,806	$37,512,162

The accompanying notes are an integral part of these statements.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31, 2004
Additions
Additions to net assets attributed to investment income

Net appreciation in fair value of investments	$3,264,417
Interest and dividend income	867,681

Total investment income	4,132,098

Contributions
Employer	1,124,999
Participants	2,987,027
Rollovers	76,784

Total contributions	4,188,810

Total additions	8,320,908

Deductions
Deductions from assets attributed to benefits paid to participants	(3,107,494)
Other	(16,231)

Total deductions	(3,123,725)

NET INCREASE	5,197,183

Net assets available for plan benefits
Beginning of year	37,512,162

Transfers from acquired companies	7,003,461

End of year	$49,712,806

The accompanying notes are an integral part of these statements.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A - DESCRIPTION OF THE PLAN

The following description of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees (collectively, the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.	Contributions

Participants may make contributions of pretax compensation, as defined in the Plan, subject to applicable limits under the Internal Revenue Code. The Company makes a matching contribution to the Plan equal to 50% of a participant’s salary reduction contribution up to 7% of compensation for the Plan year. The matching contribution is made in cash and is invested based upon each participant’s investment choice.

3.	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Forfeitures of terminated participants’ non-vested accounts are used to reduce the Company’s contributions. At December 31, 2004 and 2003, forfeited non-vested amounts totaled approximately $44,000 and $34,000, respectively.

4.	Vesting

Participants are 100% vested in their accounts derived from salary reduction contributions. Vesting in accounts derived from Company contributions is based on years of service. Participants are vested at a rate of 25% for each of the first two years of service and 50% after the third year of service. A participant is 100% vested after three years of credited service.

5.	Payment of Benefits

On termination of service, benefits are payable in a lump sum equal to the value of the participant’s account. For those participants previously covered by the Elverson National Bank 401(k) Profit Sharing Plan or the Bernville Bank, N.A. Employee’s Profit Sharing Plan, benefits earned under these plans may be distributed in the form

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2004 and 2003

NOTE A - DESCRIPTION OF THE PLAN - Continued

of a lump sum payment, periodic installments over a period not to exceed the life expectancy of the participant and his/her beneficiary or in one of several forms of an annuity. These special distribution options terminated on August 12, 2003.

6.	Loans to Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered earmarked investments of the borrowing participant and bear reasonable rates of interest. Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.	Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3.	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for loan receivables which are valued at cost which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Interests in common/collective trust funds are stated at estimated fair value as provided by the trustee. National Penn Bancshares, Inc. common stock is valued at its quoted market price.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2004 and 2003

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

4.	Payment of Benefits

Benefits are recorded when paid.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2004 and 2003

NOTE C - INVESTMENTS

The following table presents the fair value of investments representing 5% or more of the Plan’s net assets.

FAIR VALUE OF INVESTMENTS

	December 31,
	2004	2003

Investments at fair value as determined by quoted
market price or net asset value:
National Penn Bancshares, Inc. Common Stock	$18,331,109	$15,203,263
Registered investment companies:
American Funds Income Fund of America	5,466,547	3,351,305
American Funds Income Investment Company of America Fund	4,946,152	3,895,768
Other	3,712,219	1,789,125
	32,456,027	24,239,461
Investments at estimated fair value:
Common/collective trust funds:
Investors Trust company:
Diversified Managers Equity Fund	3,676,308	2,533,089
Income Fund	2,951,892	2,191,802
Equity Fund	3,219,231	2,680,648
Mid-Cap Equity Fund	3,500,672	2,463,806
Other	1,138,118	1,094,011
Participant loans	668,266	518,899
Short-term investments	2,608,856	1,731,603
	17,763,343	13,213,858
	$50,219,370	$37,453,319

On August 25, 2004, the Company’s Board of Directors declared a five-for-four split of the Company’s common stock, distributable to shareholders of record as of September 10, 2004, which was distributed on September 30, 2004.

On August 27, 2003, the Company’s Board of Directors declared a 5% stock dividend to shareholders of record as of September 12, 2003, which was distributed on September 30, 2003.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2004 and 2003

NOTE C - INVESTMENTS - Continued

For the year ended December 31, 2004, the Plan’s investments (including realized and unrealized gains and (losses) appreciated in value as follows:

Registered investment companies	$861,176
Common/collective trust fund	1,129,048
National Penn Bancshares, Inc. common stock	1,274,193

$3,264,417

NOTE D - RELATED PARTY TRANSACTIONS

Certain Plan investments are interests in common/collective trust funds managed by Investors Trust Company, a subsidiary of National Penn Bancshares, Inc. Investors Trust Company is the trustee as defined by the Plan document and therefore these transactions are party-in-interest transactions. The Plan pays no fees to Investors Trust Company for investment management or other services.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE F - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 14, 2003, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (the Code) and are therefore exempt from federal income taxes under the provisions of Section 501(a) of the Code.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2004 and 2003

NOTE G - PLAN MERGERS

Effective June 10, 2004, National Penn Bancshares, Inc. acquired Peoples First, Inc., parent company of The Peoples Bank of Oxford. The Company merged the net assets of The Peoples Bank of Oxford 401(k) Retirement Plan of $4,751,000 into the Plan on December 10, 2004.

Effective December 12, 2003, National Penn Bancshares, Inc. acquired HomeTowne Heritage Bank. The Company merged the net assets of the HomeTowne Heritage Bank 401(k) Plan of $534,000 into the Plan on February 12, 2004.

Effective February 25, 2003, National Penn Bancshares, Inc. acquired FirstService Bank. The Company merged the net assets of $1,719,000 for FirstService Bank 401(k) Profit Sharing Plan into the Plan on August 9, 2004.

NOTE H - DISPOSITION OF SUBSIDIARY

On September 11, 2003, the Company completed the sale of its subsidiary, Panasia Bank, N.A. As a result of this sale, the employees of Panasia Bank, N.A. became fully vested in their employer contributions without regard to length of service.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statement for the year ended December 31, 2004, to Form 5500:

Net assets available for benefits per the financial statements	$49,712,806
Amounts allocated to withdrawing participants	(53,061)
Net assets available for benefits per the Form 5500	$49,659,745

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$3,107,494
Add: Amounts allocated to withdrawing participants at December 31, 2004	53,061
Less: Amounts allocated to withdrawing participants at December 31, 2003	--
Benefits paid to participants per Form 5500	$3,160,555

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2004 and 2003

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - Continued

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

NOTE J- AMENDMENT OF PLAN

On May 17, 2005, the Plan was amended(a) to transfer Plan administration from a monthly valuation basis to a daily valuation basis, effective July 1, 2005, (b) to change the “default investment” for those participants in the Plan who fail to make an election, (c) to comply with the “automatic rollover rules” of Section 401(a)(31)(B) of the Internal Revenue Code of 1986, as amended, and (d) to increase the number of loans a participant may receive from the participant’s Plan account from one to two.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL INFORMATION

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

EIN 23-2215075
Plan No. 001

Line 4i - Schedule of Assets (Held at Year End)
December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	National Penn Bank 401(k) Money Market	Money Market Fund	$1,638,728	$1,638,728

*	National Penn Bank Cash Management	Cash Account	970,128	970,128

*	Investors Trust Company Fiduciary	Common/Collective Trust Fund	1,138,118	1,138,118
	Reserve Fund

*	Investors Trust Company Income Fund	Common/Collective Trust Fund	2,369,463	2,951,892

*	National Penn Bancshares, Inc.	661,700 shares of	6,783,613	18,331,109
	Common Stock	Common Stock

	Artisan International Fund	Open-Ended Mutual Fund	1,039,295	1,186,276

	American Funds Investment Company
	Of America Fund	Open-Ended Mutual Fund	4,540,997	4,946,152

	Vanguard 500 Index Fund	Open-Ended Mutual Fund	2,292,250	2,525,943

	American Funds Income Fund of America	Open-Ended Mutual Fund	4,937,893	5,466,547

*	Investors Trust Company Diversified
	Managers Equity Fund	Common/Collective Trust Fund	2,708,427	3,676,308

*	Investors Trust Company Equity Fund	Common/Collective Trust Fund	2,968,186	3,219,231

*	Investors Trust Company
	Mid-Cap Equity Fund	Common/Collective Trust Fund	2,965,185	3,500,672

*	Participant loans	Interest rates range from 4.18%		668,266
		to 11.50%
		Loans mature through 2035
			$34,352,283	$50, 219,370

*Party-in-interest

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

EIN 23-2215075
Plan No. 001

Line 4j - Schedule of Reportable (5%) Transactions
Year Ended December 31, 2004

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) cost of asset	(h) Current value of asset on transaction date	(i) Net gain

There were no category (i), (ii), (iii) or (iv) reportable transactions during 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 29th day of June, 2005.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

By National Penn Bancshares, Inc.,
as Plan Administrator

By	/s/ Wayne R. Weidner
Wayne R. Weidner,
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

23	Consent of Grant Thornton LLP.